NewsRelease TC Energy updates growth outlook, reinforces balance sheet discipline and highlights South Bow spinoff benefits at 2023 Investor Day • 2023 comparable EBITDA(1) now expected to be ~8 per cent higher than 2022 • 2024 comparable EBITDA outlook expected to be ~5 to 7 per cent higher than 2023 • On track for 4.75x debt-to-EBITDA(2) upper limit by end of 2024 • South Bow spinoff expected to maximize the value of the Liquids Pipelines business CALGARY, Alberta – Nov. 28, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) will host its annual Investor Day today. The event will reaffirm the Company’s long-standing value proposition and demonstrate that, by maximizing its business leadership positions, TC Energy and South Bow can deliver superior, long-term shareholder value. TC Energy has made significant progress against its 2023 priorities, including project execution, deleveraging and maximizing the value of its asset base, which continues to generate excellent operational and financial results through all points in the economic cycle. After a strong October and reflecting strength in the U.S. dollar, 2023 comparable EBITDA is now expected to be approximately eight per cent higher than 2022. The Company will reaffirm its priority areas for 2024 and provide its expected comparable EBITDA growth outlook of five to seven per cent from 2023 to 2024, excluding any potential impact of its announced asset divestiture program, and prior to giving effect to the spinoff, which is expected to take place in the second half of 2024. “Over the past few years, TC Energy has been strategically pivoting capital to optimize our portfolio, leverage our core competencies and capture the long-term growth potential we see in our natural gas and power businesses,” said François Poirier, President and CEO, TC Energy. “Focusing on the value that can be delivered with two distinct strategies, the spinoff will unlock the evident value we see from each company’s unique opportunity set. TC Energy will continue to cultivate a highly regulated, low-risk and utility-like portfolio with a balance of income and growth. Subject to the requisite shareholder and regulatory approvals, upon closing of the spinoff transaction, South Bow is poised to be a low-risk liquids transportation and storage business, and with its anticipated investment-grade credit ratings, it can respond quickly in a market where it holds significant competitive advantages.” TC Energy also expects to advance an incremental $3 billion of asset sales next year and reaffirms its commitments to achieve its 4.75x debt-to-EBITDA upper limit by the end of 2024 and maintain its targeted $6 to $7 billion annual net capital spending in 2025 and beyond. The Company will further high-grade its capital allocation toward low-risk opportunities that strengthen its core businesses, including developing commercial constructs with risk mitigations and appropriately sharing cost, schedule and regulatory risk. The Company expects to deliver approximately seven per cent comparable EBITDA(3) growth from its natural gas and power businesses between 2023 and 2026. “South Bow will be positioned as a low-risk vehicle with a strong and sustainable base common share dividend. With increased access to capital, we can accelerate our deleveraging while funding opportunistic growth to build- out our strategic corridor and enhance our ability to recontract our highly competitive, full-path service from Canada to the U.S. Gulf Coast,” said Bevin Wirzba, intended President and CEO, South Bow. “With a unique value proposition and total shareholder return, our expected long-term comparable EBITDA growth rate of two to three per cent will be commensurate with our dividend growth outlook. We also see the opportunity for incremental upside and have tools to optimize our capital structure as we look to advance the spinoff in 2024.” EXHIBIT 99.1

TC Energy’s Investor Day event is scheduled from 8 to 10 a.m. EST (6 to 8 a.m. MST) on Nov. 28, 2023. Connect to the live event webcast by registering through the TC Energy website Investors section, TC Energy 2023 Investor Day – Toronto or at the webcast link, TC Energy Investor Day webcast 2023. Presentation materials will be available at TC Energy 2023 Investor Day – Toronto at 6 a.m. EST (4 a.m. MST), Nov. 28, 2023, and a recording will be posted following the event. About TC Energy We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure – while innovating and modernizing to reduce emissions from our business. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. NON-GAAP MEASURES This release refers to comparable EBITDA which does not have any standardized meaning as prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other entities. The most directly comparable measure presented in the financial statements is segmented earnings. For reconciliations of comparable EBITDA to segmented earnings for the years ended Dec. 31, 2022 and 2021, refer to the applicable business segment in our management’s discussion and analysis (MD&A) for such periods, which sections are incorporated by reference herein. Refer to the non-GAAP measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy’s profile. The presentation also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which are non-GAAP measures. We believe debt-to-EBITDA ratios provide investors with a useful credit measure as they reflect our ability to service our debt and other long-term commitments. Adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-Term Debt, Current portion of long-term debt and Junior Subordinated Notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred Shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior Subordinated Notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as comparable EBITDA excluding Operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of income from equity investments as reported in our Consolidated statement of cash flows which is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. See "Reconciliation" for the reconciliation of adjusted debt and adjusted comparable EBITDA for the years ended Dec. 31, 2021 and 2022. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document may include, but are not limited to, statements on our projected comparable EBITDA and debt-to-EBITDA leverage metrics for

2023 and 2024, our targeted leverage metrics, our expected capital expenditures and divestiture program, our dividend outlook and expected attributes and intentions of TC Energy and South Bow following the completion of the spinoff, including in relation to future dividends, financial performance, shareholder value, access to capital and growth rate. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward- looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Reconciliation The following is a reconciliation of adjusted debt and adjusted comparable EBITDAi for leverage metric purposes. (millions of Canadian $) 2022 2021 Reported total debt 58,300 52,766 Management adjustments: Debt treatment of preferred sharesii 1,250 1,744 Equity treatment of junior subordinated notesiii (5,248) (4,470) Cash and cash equivalents (620) (673) Operating lease liabilities 433 429 Adjusted debt 54,115 49,796 Comparable EBITDAiv 9,901 9,368 Operating lease cost 106 105 Distributions received in excess of (income) loss from equity investments (29) 77 Adjusted Comparable EBITDA 9,978 9,550 Adjusted Debt/Adjusted Comparable EBITDAi 5.4 5.2 i Comparable EBITDA is a non-GAAP measure. Management methodology. Individual rating agency calculations will differ. ii 50 per cent debt treatment on $2.5 billion of preferred shares as of December 31, 2022. iii 50 per cent equity treatment on $10.5 billion of junior subordinated notes as of December 31, 2022. U.S. dollar-denominated notes translated at December 31, 2022, U.S./Canada foreign exchange rate of 1.35. iv Comparable EBITDA is a non-GAAP financial measure. See the Forward-looking information and Non-GAAP measures sections for more information. 1) Comparable EBITDA is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is Segmented earnings. For more information on non-GAAP measures, refer to the “Non-GAAP Measures” section of this news release. 2) Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. See the “Forward-looking information”, “Non-GAAP measures” and “Reconciliation” sections for more information. 3) Comparable EBITDA referenced here assumes post-Liquids Pipelines spinoff and excludes Liquids Pipelines contributions. Comparable EBITDA is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is Segmented earnings. Our full-year segmented earnings, excluding our Liquids Pipelines business segment, for 2022 and 2021 were $2.5 billion and $5.7 billion, respectively. Our full-year comparable EBITDA, excluding our Liquids Pipelines business segment, for 2022 and 2021 were $8.5 billion and $7.8 billion, respectively. For more information on non-GAAP measures, refer to the “Non-GAAP Measures” section of this news release. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522